Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, ON M5G 2C8	www.micromeminc.com

Micromem Technologies Inc. Completes Preliminary Cost Assessment of its Non-Volatile Memory

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 58,063,437 (as of November 11, 2004)
SEC File No: 0-26005

(Toronto, Ontario: November 11, 2004) - Micromem Technologies Inc. ("Micromem"), a company engaged in the research and development of Magnetic Random Access Memory (MRAM), today announced that it has completed a preliminary cost assessment of its nonvolatile memory.

Although integration of the technology is not complete, Micromem is now at a stage to enable the company's acting CTO, Dr. Cynthia Kuper and CFO Dan Amadori to address cost modeling. This step will allow the company to begin the process of identifying a manufacturing and/or development partner.

"Once this process is complete, Micromem will have accomplished an important milestone in its assessment of the commercial viability of the technology," said Joseph Fuda, President and CEO of Micromem.

Micromem is pleased to announce the appointment of Jason Baun, who will be responsible for the company's Investor Relations. Mr. Baun joins Micromem with six years of investment banking and corporate finance experience.

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be the company's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

For further information, please contact Jason Baun, at tel. 1-877-388-8930.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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Press Contact:
Steven Wright-Mark
Schwartz Public Relations
212-677-8700 ext. 29
steven@schwartzpr.com